UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934
Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑
Check the appropriate box:
☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12
LNB Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)
Richard M. Osborne Trust

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which the transaction applies:

(2)	Aggregate number of securities to which the transaction applies:

(3)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of the transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Richard M. Osborne
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645
March [__], 2009
Dear Fellow LNB Shareholder:
I am writing to ask for your support in connection with the annual meeting of LNB Bancorp, Inc. to be held on April 28, 2009, at 10:00 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052. The attached proxy statement and the enclosed GREEN proxy card are being furnished by me, Richard M. Osborne. I have the right to vote 3.9% of LNB’s outstanding shares. At the meeting, I am asking you to vote:
1.	FOR the election of my two nominees to LNB’s board of directors;

2.	AGAINST a proposal by LNB for advisory approval of LNB’s executive compensation program;

3.	FOR a shareholder proposal to declassify LNB’s board of directors; and

4.	FOR a shareholder proposal regarding a minimum share ownership requirement for LNB’s president and chief executive officer.
I am soliciting your proxy because I remain disappointed in LNB’s performance. I am tired of waiting for improvement. Aren’t you?
The numbers speak for themselves. LNB’s net income declined 38% from 2007 to 2008 and 47% over the last three years. LNB’s highest stock price during 2008 occurred on January 4, 2008 ($15.26) and its six-year low occurred on December 30, 2008 ($5.04), a 67% decline.
LNB’s shareholders have waited long enough. I believe that my director nominees’ election will provide management with the fresh perspective necessary to increase profitability and maximize shareholder value. LNB needs new leadership now.
I appreciate your support. Your vote is important. Don’t delay.
Respectfully,

Richard M. Osborne

ANNUAL MEETING OF SHAREHOLDERS
OF LNB BANCORP, INC.
PROXY STATEMENT OF
RICHARD M. OSBORNE
Please sign, date and mail the enclosed GREEN proxy card today
This proxy statement and enclosed GREEN proxy card are being furnished by Richard M. Osborne with respect to LNB Bancorp, Inc., an Ohio corporation, in connection with the solicitation of proxies from you, as holders of shares of common stock of LNB, for use at the annual meeting of shareholders to be held on April 28, 2009 at 10:00 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052. This proxy statement and the GREEN proxy card are first being mailed to LNB shareholders on or about March [___], 2009.
LNB has set the record date for determining shareholders entitled to notice of and to vote at the annual meeting as March 20, 2009. Shareholders of record as of the close of business on the record date will be entitled to vote at the annual meeting. Based on LNB’s annual report on Form 10-K, there were 7,295,663 shares of common stock reported to be outstanding, with each share entitled to one vote at the annual meeting. I am the beneficial owner of 284,600 shares, or 3.9%, of LNB’s common stock, which includes 200,100 shares owned by The Richard M. Osborne Trust, for which I am the sole trustee, and 84,500 shares owned by OsAir, Inc. of which I am the majority shareholder, President, CEO and chairman of the board.
I ask you to consider and vote on the following proposals at the meeting:
1)	FOR the election of me, Richard M. Osborne, and Thomas J. Smith to LNB’s board,

2)	AGAINST a proposal by LNB for advisory approval of LNB’s executive compensation program,

3)	FOR a shareholder proposal to declassify LNB’s board of directors, and

4)	FOR a shareholder proposal to impose minimum share ownership requirements upon LNB’s president and chief executive officer.
This solicitation is being made by me, Richard M. Osborne, and not on behalf of the board of directors or management of LNB.
I am not aware of any other matters to be brought before the annual meeting. Should other matters be brought before the annual meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.
On April 18, 2008, LNB and Mr. Osborne, among others, entered into a settlement agreement to settle certain contested matters, including the election of directors, concerning the 2008 annual meeting of shareholders. With respect to Mr. Osborne, the settlement agreement provided that Mr. Osborne, among others, had the right to designate two nominees to LNB’s board of directors – namely, Messrs. Merkel and Perciak. In addition, Mr. Osborne agreed, until the standstill agreement terminated, he would not engage in certain activities with respect to LNB and its stock – these are commonly referred to as “standstill” restrictions. On September 30, 2008, in a letter to LNB, Mr. Osborne irrevocably waived his right to designate directors to LNB’s board pursuant to the settlement agreement and confirmed that Mr. Merkel and Mr. Perciak were no longer his designees. Subsequently, Mr. Osborne was informed that Mr. Merkel and Mr. Perciak offered to resign from LNB’s board, which resignations were not accepted by LNB due to the positive contributions of Mr. Merkel and Mr. Perciak to LNB. As a result of the waiver of his right to designate nominees and Mr. Merkel and Mr. Perciak’s proffered (albeit not accepted) resignations, Mr. Osborne believes that the “standstill” restrictions contained in the settlement agreement have terminated pursuant to the terms of the settlement agreement.
On March 24, 2009, LNB filed a lawsuit for declatory judgment and preliminary and permanent injunctive relief against Mr. Osborne individually and as trustee of the Richard M. Osborne Trust, alleging, among other things, that Mr. Osborne has violated the standstill restrictions. The lawsuit is pending in the United States District Court for the Northern District of Ohio. LNB has also sought an order from the court temporarily restraining Mr. Osborne from engaging in this proxy solicitation. Mr. Osborne is vigorously defending against LNB’s claims.
A proxy may be given by any person who held shares of LNB on March 20, 2009, the record date for the annual meeting. Whether or not you plan to attend the annual meeting, you are urged to sign and date the enclosed GREEN proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GREEN proxy card even if you have already delivered a proxy. Please do not return any proxy sent to you by LNB. If you have already returned a proxy card to LNB, that card will be automatically revoked if you complete and return the enclosed GREEN proxy card.
If your LNB shares are registered in your own name, please sign, date and mail the enclosed GREEN proxy card to D.F. King & Co., Inc. in the provided postage-paid envelope. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GREEN proxy card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a GREEN proxy card to be signed representing your LNB shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of your instructions to me in care of my proxy solicitor D.F. King & Co. to the address below, so that we will be aware of all instructions given and can attempt to ensure that your instructions are followed.
Your vote is important, no matter how many or how few shares you own. I urge you to sign, date and return the enclosed GREEN proxy card today to cast your vote:
1.	FOR my nominees,

2.	AGAINST a proposal by LNB for advisory approval of LNB’s executive compensation program,

3.	FOR a shareholder proposal to declassify LNB’s board of directors, and

4.	FOR a shareholder proposal regarding minimum share ownership guidelines for LNB’s president and chief executive officer.
Time is short. Please vote today!
IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GREEN PROXY CARD OR NEED ADDITIONAL COPIES OF THESE PROXY MATERIALS, PLEASE CONTACT MY PROXY SOLICITOR, D.F. KING, AT THE PHONE NUMBERS LISTED BELOW:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Shareholders call toll free: 800-549-6746
Banks and Brokers call collect: 212-269-5550
Fax: 212-809-8839

Disturbing Financial Performance
I am disappointed in LNB’s continuing poor performance and believe it is imperative for management and the board of directors to take immediate steps to maximize shareholder value. The numbers reveal a financial institution in a steady six-year decline. From 2003 to 2008:
•	Net income declined 56.5%,

•	Earnings per share declined 61.5%,

•	Return on average assets declined 69.9%,

•	Return on equity declined 63.9%, and

•	LNB’s total non-performing loans (loans which have been restructured) increased by approximately 280%.
From 2005 to 2008 (during Mr. Klimas’ tenure as LNB’s chief executive officer):

•	Net income declined 47.0%,

•	Earnings per share declined 53.6%,

•	Return on average assets declined 61.7%,

•	Return on equity declined 55.1%,

•	LNB’s total non-performing loans increased by approximately 200%, and

•	Considering only dividends on common shares, pay-out ratio increased to a staggering 116.0% from 74.2%, an increase of more than 56.3%, and when dividends on preferred stock are included, pay-out ratio increased to an astounding 118.7%.

According to a January 2009 survey of Ohio banks prepared by the respected investment banking firm Stifel Nicolaus, LNB compares poorly to other Ohio banks in a number of key performance indicators. With a return on average assets, or ROAA, of 0.36%, LNB ranks 31 of the 44 Ohio banks surveyed and, is 0.35 below the median ROAA for the banks surveyed. LNB’s return on average equity, or ROAE, of 4.63% ranks 28 of 43, also well below the median. LNB’s efficiency ratio, which is a ratio of expenses to revenue, ranks 32 of 43 according to the survey. Finally, LNB’s ratio of non-performing assets to assets is 1.73%, 20.1% worse than the average and 25 of the 38 banks for which this information was available.
2008 Brought a Drastic Decline in LNB’s Stock Price, Even Prior to the September 2008 Market Crisis
LNB’s poor performance has been reflected in its stock price which has steadily declined over the last six years and even more dramatically during 2008. LNB’s highest stock price over the last six years occurred on May 13, 2003 ($23.61 per share), and its highest price during 2008 occurred January 4, 2008 ($15.26). Its six-year low occurred on December 30, 2008 ($5.04), marking a 67.0% decline from its January 2008 high. In addition, LNB’s total share value, or market cap, has declined by $69 million since 2007. As of December 31, 2008, its market cap stood at just $38 million, down from $107 million (or 66%) just one year earlier.

$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
1/2/2004
3/2/2004
5/2/2004
7/2/2004
9/2/2004
11/2/2004
1/2/2005
3/2/2005
5/2/2005
7/2/2005
9/2/2005
11/2/2005
1/2/2006
3/2/2006
5/2/2006
7/2/2006
9/2/2006
11/2/2006
1/2/2007
3/2/2007
5/2/2007
7/2/2007
9/2/2007
11/2/2007
1/2/2008
3/2/2008
5/2/2008
7/2/2008
9/2/2008
11/2/2008
1/2/2009
3/2/2009

Did LNB consider the impact of TARP funds on its common shareholders?
On December 12, 2008, LNB entered into agreements with the U.S. Department of the Treasury to obtain $25.2 million in funds under the Troubled Asset Relief Program (TARP). Pursuant to these agreements, LNB issued 25,223 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share, to the Treasury Department, as well as a warrant to purchase 561,343 of its common shares at an exercise price of $6.74 per share.
TARP Funds’ Impact on Our Dividends
The preferred stock will have a negative impact on our dividends from LNB in at least two ways. First, the 5% preferred cumulative dividend will substantially reduce cash available for dividends to us, the holders of LNB’s common shares. Indeed, LNB had already reduced its regular quarterly dividend of $0.18 per share to $0.09 per share in the third and fourth quarters of 2008, a decrease of 50%, prior to receiving TARP funds. Now $656,610 of what had been a $1,313,219 quarterly dividend is being paid to the Treasury Department, and absent redemption of the preferred stock, LNB will continue to pay this portion of our dividend to the Treasury Department for years to come. LNB paid approximately $91,000 in dividends for less than one month of 2008 to the Treasury Department, and it will owe the Treasury Department approximately $1.28 million in dividends for 2009.

Second, even if LNB’s poor performance can be reversed, it may still be unable to pay us dividends. No dividends may be paid to us, the holders of LNB’s common shares, if any dividends owed to the Treasury Department are in arrears. Even when the preferred dividends are current, prior to December 12, 2011 (unless the preferred stock has already been redeemed), LNB will need the consent of the Treasury Department to pay a dividend that is either higher or more frequent than the already paltry quarterly dividend we received in October 2008.
TARP Funds’ Dilution Impact on us, the existing common shareholders
The issuance of a warrant to purchase 561,343 of its common shares at an exercise price of $6.74 per share could have a dilutive effect to us — the existing common shareholders.
Distributions versus Reinvestment - What Is Management’s Plan?
Worst of all, the preferred stock dividend will severely impact LNB by increasing (in essence) expenses, thereby limiting cash flow available for dividends to common shareholders, investment or for simply strengthening the balance sheet. The preferred stock entitles its holders to cumulative dividends at the sizeable rate of 5% per annum for the first five years and, thereafter, at the staggering rate of 9% per annum. The preferred stock has a liquidation preference of $1,000 per share. In exchange for these securities, LNB received $25,223,000 from the Treasury Department. However, LNB has not adequately explained to us, its stockholders, precisely what it will use these proceeds for. In fact, LNB has failed to set forth a specific plan on how to reverse its steady decline with or without these proceeds.
With the payment of dividends to the Treasury Department, LNB’s pay-out ratio has reached the absurd — an astounding 118% for 2008, a year in which LNB owed the Treasury Department for only several weeks’ worth of interest. If LNB attempts, during 2009, to pay the quarterly dividend of just $0.09 per share as it did in the third and fourth quarters of 2008 to common shareholders as well as the dividends to the Treasury Department (and assuming no change in net income), LNB’s pay-out ratio for 2009 would be 115% over the entire year.
Of course, with the TARP funds LNB now has some additional capital. However, LNB management’s track record has been to maintain the dividend at all costs rather than use capital for any forward-looking purpose. Don’t get me wrong — I appreciate receiving dividends as much as you, and I am well aware that there exist different “schools of thought” on the relation and interaction of dividends, investment and stock price. My questions are:
•	Why did LNB decide to pay dividends to the government instead of to us, its shareholders, if it was in good financial shape?

•	Why is LNB, in essence, paying $6.4 million in interest to the federal government over the next five years for a $25 million loan whose “interest” rate essentially doubles if LNB doesn’t repay it in that timeframe?

•	What is the plan? In five years (or longer), what will LNB have to show for the $25 million?

I believe LNB’s TARP funds are merely a stop-gap for a bank whose management is not capable of establishing efficiency and increasing profitability levels that, in recent years, have gone from meager, to feeble, to utterly anemic. LNB did not make sound choices as to the several million dollars of available cash they had from year to year — what are they going to do with $25 million?
Why is Mr. Klimas continuing to benefit from LNB’s poor performance?
While operating results have continued to deteriorate, LNB’s chief executive officer, Daniel E. Klimas, received a bonus for each of 2006 and 2007.
In February 2005, LNB entered into an employment agreement with Mr. Klimas and agreed to provide him with long-term compensation incentives. LNB’s 2006 chief executive officer long term incentive plan provided for a possible incentive payment to Mr. Klimas of up to 50% of his base pay in the sole discretion of LNB’s compensation committee. The plan developed such nebulous goals as “growth in the overall business of [LNB] in Lorain county and Cuyahoga county” and other unmentioned subjective performance goals established by the compensation committee. Even though LNB’s net income fell approximately 15% from 2005 to 2006, Mr. Klimas was awarded a $105,000 bonus.
In early 2007, LNB created the 2007 CEO short-tem incentive plan which covered the 2007 fiscal year. This plan provided for an undisclosed profitability goal that, if met, could lead to a bonus of up to 75% of Mr. Klimas’ base salary. LNB stated that, in order for any bonus to be payable to Mr. Klimas under the plan, LNB must achieve 100% of a specified (but undisclosed) target profitability goal. In addition, LNB announced in January 2008 that its compensation committee had approved the adoption of a 2007 CEO long-term incentive plan that also covers the 2007 fiscal year and could award Mr. Klimas up to 50% of his base salary. The long-term incentive plan provided for more subjective goals. Absent from the 2007 long-term plan was any mention of profitability goals.
According to LNB’s press release, the purpose of the plan was “to provide the CEO of [LNB] with a long term incentive to achieve superior personal performance at [LNB] during 2007 in order to benefit [LNB] and its shareholders.” A purpose diminished by the fact that the plan was adopted after the end of the 2007 fiscal year while LNB’s compensation committee should have known what, if any, of the enumerated subjective goals had been met. Why would LNB’s compensation committee adopt a 2007 long-term incentive plan for Mr. Klimas in early 2008, after the 2007 fiscal year is complete?
LNB’s net income for 2007 increased only $88,000, or 1.6% over 2006. However, LNB’s compensation committee approved a cash bonus to Mr. Klimas of $100,000 under the 2007 long-term incentive plan. In addition, he was granted a nonqualified stock option to purchase 50,000 LNB shares at $14.47 per share. So while the financial position of LNB only improved $88,000 in 2007 over 2006, Mr. Klimas was awarded additional compensation of more than $100,000. In addition, LNB increased Mr. Klimas’ salary in 2008 by approximately $100,000. What did shareholders get?

LNB needs new leadership now.
Why I need your help
I continue to be disappointed in the financial performance of LNB. I believe that I, along with my other nominee, Tom Smith, can bring meaningful change to LNB. Once we are elected to the board, we will conduct a meaningful review of LNB’s operational and strategic plans to focus LNB on the enhancement of shareholder value.
I am conducting this solicitation in an effort to improve the business, operations, financial condition and strategic direction of LNB. My nominees are intended to afford you, as a shareholder of LNB, the opportunity to effect the necessary changes in the direction of LNB to enhance shareholder value rather than continuing with the status quo. I believe that I can help to bring about change at LNB and improve LNB’s financial performance for all shareholders.
My Action Plan
I continue to believe that LNB must formulate and implement a plan to improve its performance or consider strategic alternatives. In my opinion, based on the bank’s performance, the current board has been unable to perform its role adequately. I feel LNB’s shareholders should elect me and Tom Smith, because of our significant business and banking experience, and because we are sensitive to shareholder concerns. My goal is simply to inject new life into the board to improve LNB for all shareholders.
LNB needs change now.

QUESTIONS and ANSWERS

Q:	Why am i receiving this proxy statement?

A:	You are receiving this proxy statement and the accompanying GREEN proxy card because you own LNB shares. This proxy statement contains information related to the solicitation of proxies by Richard M. Osborne for use at the annual meeting of LNB shareholders to be held on April 28, 2009 at 10:00 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052.

Q:	Who is entitled to vote?

A:	The record date is March 20, 2009. Only holders of LNB’s common stock as of the close of business on March 20, 2009 are entitled to vote. Each share of common stock is entitled to one vote.

Q:	How do I vote?

A:	Sign and date only the enclosed GREEN proxy card and return it in the prepaid envelope. If you do not mark any selections, your proxy card will be voted in favor of my nominees. You have the right to revoke your proxy any time before the meeting by

• notifying D. F King & Co., my proxy solicitor, or LNB’s secretary,

• voting in person, or

• returning a later-dated proxy.

If you return your signed GREEN proxy card, but do not indicate your voting preferences, Richard M. Osborne or Thomas J. Smith will vote:

1.	FOR my nominees,

2.	AGAINST a proposal by LNB for advisory approval of LNB’s executive compensation program,

3.	FOR a shareholder proposal to declassify LNB’s board of directors, and

4.	FOR a shareholder proposal regarding minimum share ownership guidelines for LNB’s president and chief executive officer.

Q:	What shares are included on the proxy card and what does it mean if I get more than one green proxy card?

A:	The number of shares printed on your GREEN proxy card(s) represents all your shares under a particular registration. Receipt of more than one GREEN proxy card means that your shares are registered differently and are in more than one account. Sign and return all GREEN proxy cards to ensure that all your shares are voted.

Q:	What should I do if I receive a gold proxy card from LNB’s board?

A:	You may receive a gold proxy card(s), which is being solicited by the board. I urge you to discard any gold proxy card or voting instruction forms sent to you by LNB. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the gold proxy card or follow any voting instructions provided to you by LNB unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a gold proxy card to LNB, I urge you to revoke it simply by signing, dating and returning the enclosed GREEN proxy card. Only the latest-dated card returned will be counted. It is therefore very important that you date your proxy. It is not necessary to contact LNB for your revocation to be effective.

If you need assistance, please contact D.F. King & Co., Inc., my proxy solicitor, by telephone at 800-549-6746.

Q:	What constitutes a quorum?

A:	The number of shares held by the shareholders present in person or by proxy at the annual meeting constitutes a quorum for the transaction of business at the annual meeting. Abstentions and “broker non-votes” will be counted for the purpose of determining the number of shares present at the annual meeting. So long as one shareholder is present in person or by proxy at the annual meeting, a quorum is present for the transaction of business at the annual meeting. If you submit a properly executed GREEN proxy card, you will be considered part of the quorum.

Q:	What is the effect of “broker non-votes”?

A:	A “broker non-vote” occurs when a brokerage firm holding shares for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Institutions that hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. Therefore, brokers will not have discretion to vote your shares if you hold your shares in “street name” (e.g., through a brokerage firm) and, unless instructed by their customer, do not send in a proxy card or voting instructions to vote the shares they hold in “street name.”

“Broker non-votes” will count as votes present for the purpose of determining whether a quorum is present. “Broker non-votes” are not counted for the purposes of electing directors. “Broker non-votes” will have the same effect as a vote “against” each of Proposals 2, 3 and 4.

Q:	Who can attend the annual meeting?

A:	All shareholders of LNB as of the record date, March 20, 2009, can attend.

Q:	Who pays for my solicitation expenses?

A:	I will bear the entire expense of preparing this proxy statement and the soliciting of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation). Proxies may be solicited by me, Mr. Smith, my agents or representatives by phone, fax, email, mail, or personal solicitation. I will ask banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward solicitation material to the beneficial owners of LNB shares that these institutions hold. I will reimburse these institutions for their reasonable out-of-pocket expenses.

I have retained D.F. King & Co., Inc. to assist me in the solicitation of proxies for a fee estimated at $25,000. I will reimburse D.F. King for its reasonable out-of-pocket expenses. D.F. King will utilize approximately 25 persons in its solicitation efforts.

I estimate that my total expenditures relating to the solicitation of proxies for election of my nominees at this annual meeting will be approximately $50,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, and transportation). Total expenditures to date relating to these solicitations have been approximately $5,000.

PROPOSAL 1
ELECTION OF DIRECTORS
LNB’s board of directors currently has 14 members, and one vacancy, and is divided into three classes. The five directors in Class II are to be re-elected at this annual meeting. I propose that you elect my nominees, Richard M. Osborne and Thomas J. Smith, as two of the five Class II directors to be elected to LNB’s board of directors at this annual meeting. The five candidates receiving the greatest number of votes will be elected as directors.
If elected, each of my nominees would be entitled to serve in Class II until the 2012 annual meeting when that class expires.
I believe that my nominees would be deemed “independent” under the relevant rules of the NASDAQ Global Market. I also believe that Mr. Smith would qualify as an “audit committee financial expert,” as that term is defined by the SEC and the NASDAQ Global Market. Mr. Smith and I have consented to being named in this proxy statement and to serve as a director of LNB if elected.
By electing me and Mr. Smith to the board, you will send a message to LNB that shareholders have suffered long enough and that you now expect results and you will hold the board and management accountable for delivering them.
The Nominees
Set forth below are the name, age, present principal occupation, employment history for at least the past five years and directorships of publicly-held companies for each of my nominees. None of the entities referenced below is a parent or subsidiary of LNB.

		Present Principal Occupation and Five Year
Name	Age	Employment History

Richard M. Osborne	63	Mr. Osborne is the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery. Since September 1998, Mr. Osborne has been chairman of the board, chief executive officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Energy West, Incorporated, a public utility company headquartered in Great Falls, Montana. From 1994 to 2003, Mr. Osborne served as vice-chairman of the board of GLB Bancorp in Mentor, Ohio.

Thomas J. Smith	64	Mr. Smith is chief financial officer and a director of

Present Principal Occupation and Five Year
Name	Age	Employment History

Energy West. From 1999 to 2006, he was the president, chief operating officer and a director of John D. Oil and Gas. Mr. Smith is currently a director of John D. Oil and Gas. Since 2003, he has been president, treasurer and secretary of Northeast Ohio Natural Gas Corporation, a natural gas distribution company in Mentor, Ohio, and since 2002 he has been president, treasurer and secretary of Orwell Natural Gas Company, a natural gas distribution company in Mentor, Ohio. He is also a director of Corning Natural Gas Corporation, a public natural gas utility company in Corning, New York. In addition, Mr. Smith has more than 20 years of direct banking experience. From 1994 to 2003, Mr. Smith was a director of GLB Bancorp. In addition, from July of 1994 to May of 1995, he served as treasurer of Great Lakes Bank.
I am seeking the election of my nominees because I believe that the current directors have failed to improve LNB’s performance. In my opinion, based on the bank’s performance, the current board has been unable to perform its role adequately. I want to provide you with an alternative — that is the opportunity to elect new members with a different base of experience and expertise, and a different set of perspectives, ideas and viewpoints. In my opinion, LNB would benefit from fresh perspectives, fresh ideas, fresh viewpoints and new energy as it seeks to confront the current challenges and the challenges that lie ahead. My nominees will take a fresh look at many of LNB’s current initiatives and practices to improve the business, operations, financial condition and strategic direction of the bank. Among other things, my nominees will conduct a meaningful review of LNB’s operational and strategic plans to ensure that the enhancement of shareholder value is one of these ultimate objectives. I do not have any specific plans or proposals in connection with our review of LNB’s operational and strategic plans as we do not have access to the information necessary to formulate meaningful plans for LNB.
If elected to the board, Mr. Smith and I intend to work actively with management and the other members of the board to effectuate a successful operational turnaround of LNB with the objective of enhancing shareholder value. However, there can be no assurance that our actions, if elected, would improve LNB’s business or enhance shareholder value. In addition, we, if elected, will not constitute a majority of LNB’s board of directors. Therefore, we would not be able to take action at a meeting of the board at which all directors are present without the support of other directors.
I do not expect that my nominees will be unable to stand for election but in the event that they are unable to serve or for good cause will not serve, the shares represented by the enclosed GREEN proxy card will be voted for substitute nominees. In addition, I reserve the right to nominate substitute persons if LNB makes or announces any changes to its code or articles of incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying my nominees. In any such case, shares represented by the enclosed GREEN proxy card will be voted for our substitute nominees.
My nominees, if elected, would receive the same compensation as the existing directors, payable in accordance with LNB’s existing payment practices.
Vote Required
LNB’s directors are elected by a plurality of the votes cast, and the five candidates receiving the largest number of votes in favor of election will be elected. “Broker non-votes” are not counted for the purposes of electing directors.
If you have signed the GREEN proxy card and no marking is made, you will be deemed to have given direction to vote all of your shares represented by the GREEN proxy card for my nominees.
I intend to vote for persons who have been nominated by LNB to serve as a director, other than LNB’s nominees noted below. You should refer to LNB’s proxy statement and form of proxy distributed by LNB for the names, backgrounds, qualifications and other information concerning their nominees. I am NOT seeking authority to vote for and will NOT exercise any authority for Daniel E. Klimas and John W. Schaeffer, two of LNB’s nominees. There is no assurance that LNB’s other nominees, J. Martin Erbaugh, Jeffrey F. Riddell and Lee C. Howley, will serve if elected with me and Mr. Smith.
I urge you to vote FOR the election of my nominees, me and Mr. Smith, on the enclosed GREEN proxy card.

PROPOSAL 2
ADVISORY APPROVAL OF LNB’S EXECUTIVE COMPENSATION PROGRAM
LNB is presenting the following proposal to shareholders at this annual meeting:
RESOLVED, that the shareholders approve the Corporation’s executive compensation, as described in the Compensation Discussion and Analysis and the tabular and accompanying narrative disclosure regarding named executive officer compensation in this Proxy Statement.
My Statement Against Proposal 2
I urge you to vote AGAINST this proposal for two reasons. First, I believe that executive compensation at LNB is excessive. Second, rejecting this proposal will send a clear message to LNB that its attempt to obtain our approval of executive compensation through a vague, overly broad request is unacceptable, and that we, LNB’s shareholders, expect greater input now and in the years to come.
Because LNB sought and received TARP funds, LNB is now required to provide its shareholders with the opportunity to cast a non-binding advisory vote on LNB’s compensation program at the annual meeting. Such a vote is required under the American Recovery and Reinvestment Act of 2009 (“ARRA”) until the TARP funds are repaid. In LNB’s proxy statement, LNB explained that under ARRA, the vote would not “overrule any decisions by the Board” or “create or imply any additional fiduciary duty on the part of the Board,” but that LNB’s compensation committee would “take into account the outcome of the vote when considering future executive compensation arrangements.” To meet this requirement under ARRA, LNB proposed the above resolution.
Executive compensation levels at LNB have been excessive, particularly over the past three years.
Executive compensation has been excessive throughout LNB’s history and particularly during Mr. Klimas’ time as President and CEO. As I noted, LNB’s performance has been consistently declining since Mr. Klimas took office, yet he has received increases in compensation in each year:
•	During 2006, LNB’s net income fell approximately 15%, yet in early 2007 Mr. Klimas was awarded a $105,000 bonus and stock options valued at approximately $70,000 at December 31, 2006.
•	During 2007, LNB’s net income increased only $88,000, or 1.6%, yet in early 2008 LNB’s compensation committee approved a cash bonus to Mr. Klimas of $100,000 under the 2007 long-term incentive plan and granted him nonqualified stock options valued at approximately $62,000 at December 31, 2007.

•	During 2008, LNB’s net income decreased by 38%. While LNB paid Mr. Klimas no cash bonus in 2008, Mr. Klimas collected a base salary during 2008 that was $100,000 higher than in 2007. Apparently the $100,000 cash bonuses Mr. Klimas received for 2006 and 2007 are now simply paid up front — a pyrrhic victory for shareholders concerned about executive bonuses.

I believe that only after the largest downturn in the banking sector in history and under the pressure of the United States government through the TARP funds has LNB even begun to take action to reassess its executive compensation scheme. Will LNB’s board simply circumvent those limits by increasing base pay and not paying bonuses (as was the ultimate result for Mr. Klimas’ 2008 compensation)? Even if they don’t, the fact remains they are paying too much right now.
You deserve a meaningful voice in “approving” executive compensation, and this proposal is not it.
Our decision in this first year of exercising our “advisory vote” is critical. I believe that rejecting this proposal will send a clear message to LNB not only that compensation is excessive but that LNB’s approach to obtaining our input on executive compensation is totally unsatisfactory, completely inadequate and ultimately unacceptable.
As stated in LNB’s proxy statement, the vote is nonbinding, and LNB’s compensation committee “will take into account the outcome of the vote when considering future executive compensation arrangements.” Given that the vote is nonbinding, one might expect the proposed “approval” to be more specific and meaningful.
Please vote against this proposal not only because of your dissatisfaction, but because LNB’s board will not understand your dissatisfaction so long as they are unwilling to ask for your opinion in a meaningful way. Given that the United States government has loaned LNB $25 million, told the board they must ask you for your opinion, and demanded the board direct one-half of your dividend to it, LNB now owes you at least that opportunity. I believe that we deserve better, and we should therefore demand better.
The GREEN proxy card will be voted in favor of this proposal unless otherwise instructed by you. Approval of this proposal would require the affirmative vote of a majority of LNB’s common shares represented in person or by proxy at the annual meeting. Abstentions are not counted for the purpose of approving this proposal. Broker non-votes and shares not voted by other entities holding shares on behalf of the beneficial owners will be counted as votes “against” this proposal.
I urge you to vote AGAINST this proposal on the enclosed GREEN proxy card.

SHAREHOLDER PROPOSALS
The following proposals (Proposals 3 and 4 on the enclosed proxy card) were submitted to LNB by certain shareholder proponents (or the shareholder’s designated proxy or representative) to be presented at the annual meeting. I recommend a vote FOR these proposals for the reasons set forth below.
PROPOSAL 3
SHAREHOLDER PROPOSAL TO DECLASSIFY LNB’s BOARD OF DIRECTORS
As further discussed in LNB’s proxy statement, a shareholder has requested that the following proposal be presented for consideration at the annual meeting:
“It is proposed that all directors shall stand for election annually at the Annual Meeting of Shareholders. Elected directors will hold offices until the next Annual Meeting of Shareholders of LNB Bancorp, Inc. or until their successors are elected or appointed.”
If the amendment to LNB’s articles of incorporation is adopted pursuant to this proposal, the addition to the articles would read as follows:
“EIGHTH. Members of the Board (“Directors”) shall be elected annually to serve until the next annual meeting of shareholders (provided, however, that the foregoing shall not have the effect of shortening the term of any Director to which such Director has been previously elected) and until their respective successors are elected and qualified.”
My Statement in Support of Proposal 3
I support Proposal 3 for the same reasons given by its proponent and more. LNB’s board of directors is currently divided into three classes, with each class elected to a three-year term. Declassification would require each director to stand for election annually, beginning at this annual meeting with respect to Class II directors, and beginning in 2010 and 2011 for Class III and Class I directors respectively. I believe that by requiring each director to stand for election annually, shareholders will have the opportunity to express their views on directors’ performance collectively and individually and hold them more accountable to shareholders.
I believe declassification will restore LNB’s board’s accountability to you as a shareholder.
I believe that the annual election of directors is the most essential tool for shareholders to hold management accountable and thereby improve company value, whereas classification of the board of directors insulates them far too much from accountability and reduces value. As noted by ISS Governance Services, “[t]he ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis.” And these propositions are born out in reality. Several recent academic studies have found a significant positive relationship between governance practices that empower shareholders (such as declassifying the board) and company value. For example, Harvard Law School’s Lucian A. Bebchuk and Alma Cohen found evidence that staggered boards cause an economically meaningful reduction in the value of a company (“The Costs of Entrenched Boards,” Journal of Financial Economics, 2005), and that this detriment of staggered boards is most often not counterbalanced by a higher purchase premium upon sale of the company or other positive benefits (see “The Powerful Antitakeover Force of Staggered Boards,” Stanford Law Review, 2002).

Furthermore, declassification will not destabilize the Board, it will strengthen and diversify it.
Management has raised the notion that declassification would destabilize LNB by leaving the board without experienced directors, but I believe that notion is misdirected, and I implore you not to indulge management in this regard. First, the amendment will not shorten the term of any incumbent director; it will simply cause directors who are elected at this annual meeting to serve for only one year. Therefore, it will take time to accumulate “turnover” in the board, making the risk of destabilization barely cognizable. Second, the directors of most public companies are routinely re-elected every year and destabilization is rarely if ever an issue. Annually elected directors are equally capable of focusing on long-term performance. Most importantly, however, when shareholders do vote to replace a significant number of directors, their votes express enormous dissatisfaction with incumbent directors and reflect an urgent need for change. It may be that change cannot be accomplished without some risk, but what is the risk of not changing in the face of years of steadily declining performance?
LNB does not need a classified board to protect itself from a corporate takeover — it is already employing several other substantial anti-takeover techniques.
I also disagree with management’s position that a classified board provides the advantage of reducing LNB’s vulnerability to certain potentially abusive takeover tactics. As an Ohio corporation, LNB has three Ohio statutes at its disposal that operate as anti-takeover devices and require potential acquirors to deal with the existing board of directors. In addition, LNB has a “poison pill” to help thwart potential hostile takeovers. Therefore, I believe that a classified board as an anti-takeover protection is completely unnecessary.
As stockholders of a public company, we are not alone in asking our board for change. Let’s begin the process of change now.
For these reasons and others, investors increasingly favor requiring annual elections for all directors. Shareholder proposals recommending annual elections received, on average, 63.9% of the vote in the first half of 2007, according to Institutional Shareholder Services (ISS) (2007 ISS Postseason Report). ISS also found that the prevalence of classified boards among S&P 500 companies has fallen dramatically, putting companies with classified boards in the minority. As noted above, declassification does not require all directors to immediately stand for annual election. It will therefore take time to inject new thoughts and new direction into LNB through the election of new directors. Let’s start that process now.
Vote Required
Pursuant to Ohio law (ORC Section 1701.71(A)(1)), LNB’s articles of incorporation may be amended by the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares and also by the affirmative vote of the holders of at least a majority of disinterested shares voted on the proposal as determined by Ohio law. A vote of the “disinterested shares” would exclude the vote of any “interested shareholder” as defined by Ohio law. I do not believe, based on SEC filings, that LNB has a shareholder that would meet the definition of “interested shareholder.” Therefore, this proposal would require the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal and the amendment.
The GREEN proxy card will be voted in favor of this proposal unless otherwise instructed by you.
I urge you to vote FOR this proposal on the enclosed GREEN proxy card.

PROPOSAL 4
SHAREHOLDER PROPOSAL REGARDING
PRESIDENT AND CEO SHARE OWNERSHIP REQUIREMENT
As further discussed in LNB’s proxy statement, a shareholder has requested that the following proposal be presented for consideration at the annual meeting:
“With the view to aligning executive compensation with shareholders’ interest, it is proposed that the President/CEO be required to own, within four years of his/her appointment, Common Shares of LNB Bancorp equaling in value, at least one hundred percent of his/her annual base salary. The CEO and Compensation Committee will determine the timetable for meeting his ownership requirement. For purposes of this resolution, unexercised stock options shall not be considered owned shares.”
My Statement in Support of Proposal 4
I emphatically support Proposal 4. I believe requiring an executive officer to own a minimum number of LNB shares would substantially increase his or her motivation, providing the missing “stick” to go along with the carrot represented by incentive-based compensation. As indicated by the shareholder who initiated the proposal, Mr. Klimas owns only 8,454 shares of LNB’s common stock, which is worth approximately $42,000 as of March 10, 2009, yet his base salary is $400,000. Further, his total annual compensation for the past three years has ranged from $471,902 to $497,661. I believe Proposal 4 can only help LNB in both the short and long term. In addition, share ownership by LNB’s President and CEO would align his interest with ours.
The GREEN proxy card will be voted in favor of this proposal unless otherwise instructed by you. Approval of this proposal would require the affirmative vote of a majority of LNB’s common shares represented in person or by proxy at the annual meeting. Abstentions are not counted for the purpose of approving this proposal. Broker non-votes and shares not voted by other entities holding shares on behalf of the beneficial owners will be counted as votes “against” this proposal.
I urge you to vote FOR this proposal on the enclosed GREEN proxy card.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
Annex B to this proxy statement sets forth certain information regarding beneficial ownership of LNB’s shares taken from LNB’s annual meeting preliminary proxy statement, filed with the SEC on March 17, 2009.
FUTURE SHAREHOLDER PROPOSALS
Any LNB shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by LNB in connection with its annual meeting of shareholders to be held in 2010 must do so no later than 120 calendar days before the date on which LNB first sent its proxy materials for the 2009 annual meeting. To be considered eligible for inclusion in LNB’s proxy statement in connection with its annual meeting of shareholder to be held in 2009, a proposal must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended. Shareholder proposals should be directed to LNB Bancorp, Inc., Attention: Investor Relations, 457 Broadway, Lorain, Ohio 44052. Unless notice of a shareholder proposal for the 2010 annual meeting of shareholders is received by LNB not later 45 days before the date on which LNB first sent its proxy materials for the 2009 annual meeting, LNB intends that proxies received by it will be voted in the interest of LNB in accordance with the judgment of the board. For exact dates, please refer to the “Shareholder Proposals for the Next Annual Meeting” section of LNB’s proxy statement.
LNB’s code of regulations establishes advance notice procedures as to the nomination by shareholders of candidates for election as directors. In order to make a director nomination, it is necessary that you notify LNB in writing no fewer than 14 days nor more than 50 days in advance of next year’s annual meeting unless LNB gives you less than 21 days notice of the annual meeting and then notice of nominations must be given no later than the seventh day after LNB mailed notice of the annual meeting to you. Notice of nominations of directors must also meet all other requirements contained in LNB’s code of regulations. You may obtain the code of regulations by written request. Such request should be directed to LNB Bancorp, Inc., Attention: Corporate Secretary, 457 Broadway, Lorain, Ohio 44052.
CERTAIN INFORMATION CONCERNING THE PARTICIPANTS
IN THIS SOLICITATION
Each of Richard M. Osborne and Thomas J. Smith is a “participant” in this solicitation. The business address of Messrs. Osborne and Smith is 8500 Station Street, Suite 113, Mentor, Ohio 44060. Information regarding Messrs. Osborne and Smith is set forth above under “Proposal — Election of Directors — The Nominees.”
Annex A lists certain information regarding ownership of LNB’s stock by Mr. Osborne and transactions in shares made by him during the last two years. Mr. Osborne beneficially owns 284,600 shares of LNB’s stock, or approximately 3.9% of the outstanding shares. Mr. Smith does not own shares of LNB. The amount of funds originally expended by OsAir to acquire the 84,500 shares of LNB shares was $540,865 (excluding commissions). The source of funds for this consideration was a combination of working capital and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers, or call money rate, and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of Mr. Osborne’s LNB shares. Mr. Osborne may change or alter his investment strategy at any time to increase or decrease his holdings in LNB.
Mr. Osborne intends to vote his 284,600 shares FOR the nominees, AGAINST proposal 2 and FOR proposals 3 and 4 in this proxy statement.
Except as described in this proxy statement, neither Mr. Osborne nor Mr. Smith is now, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of LNB (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). On April 18, 2008, LNB and Mr. Osborne, among others, entered into a settlement agreement to settle certain contested matters, including the election of directors, concerning the 2008 annual meeting of shareholders. With respect to Mr. Osborne, the settlement agreement provided that Mr. Osborne, among others, had the right to designate two nominees to LNB’s board of directors — namely, Messrs. Merkel and Perciak. In addition, Mr. Osborne agreed, until the standstill agreement terminated, he would not engage in certain activities with respect to LNB and its stock — these are commonly referred to as “standstill” restrictions.
On September 30, 2008, in a letter to LNB, Mr. Osborne irrevocably waived his right to designate directors to LNB’s board pursuant to the settlement agreement and confirmed that Mr. Merkel and Mr. Perciak were no longer his designees. Subsequently, Mr. Osborne was informed that Mr. Merkel and Mr. Perciak offered to resign from LNB’s board, which resignations were not accepted by LNB due to the positive contributions of Mr. Merkel and Mr. Perciak to LNB. As a result of the waiver of his right to designate nominees and Mr. Merkel and Mr. Perciak’s proffered (albeit not accepted) resignations, Mr. Osborne believes that the “standstill” restrictions contained in the settlement agreement have terminated pursuant to the terms of the settlement agreement.
On March 24, 2009, LNB filed a lawsuit for declatory judgment and preliminary and permanent injunctive relief against Mr. Osborne individually and as trustee of the Richard M. Osborne Trust, alleging, among other things, that Mr. Osborne has violated the standstill restrictions. The lawsuit is pending in the United States District Court for the Northern District of Ohio. LNB has also sought an order from the court temporarily restraining Mr. Osborne from engaging in this proxy solicitation. Mr. Osborne is vigorously defending against LNB’s claims.
Except as described above, there are no material proceedings to which Mr. Osborne or Mr. Smith or any of their associates is a party adverse to LNB or any of its subsidiaries or has a material interest adverse to LNB or any of its subsidiaries. Except as described in this proxy statement, neither Mr. Osborne nor Mr. Smith nor any of their associates has any interest in the matters to be voted upon at the annual meeting, other than an interest, if any, as a shareholder of LNB.
Except as described in this proxy statement, neither Mr. Osborne nor Mr. Smith nor any of their associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of LNB’s last fiscal year, or in any currently proposed transaction, to which LNB or any of its subsidiaries is a party where the amount involved was in excess of $120,000 and in which such person had, or will have, a direct or indirect material interest; (ii) has been indebted to LNB or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of LNB, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of LNB, any future employment by LNB or its affiliates, or any future transaction to which LNB or any of its affiliates will or may be a party; (iv) has purchased or sold any securities of LNB within the past two years; or (v) is the direct or indirect beneficial or record owner of any securities of LNB or any parent or subsidiary of LNB.
I do not expect to receive any fees or other compensation as a result of this solicitation of proxies approving my proposal.
ADDITIONAL INFORMATION
The principal executive offices of LNB are located at 457 Broadway, Lorain, Ohio 44052. Except as otherwise noted herein, the information in this proxy statement concerning LNB has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although I do not have any knowledge indicating that any statement contained herein is untrue, I do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by me or on my behalf, or for any failure by LNB to disclose events that may affect the significance or accuracy of such information.
YOUR SUPPORT IS IMPORTANT
I am seeking your support (1) for my nominees, (2) against a proposal by LNB for advisory approval of LNB’s executive compensation program, (3) for a shareholder proposal to declassify LNB’s board of directors, and (4) for a shareholder proposal regarding minimum share ownership guidelines for LNB’s president and chief executive officer. Please sign, date and mail the enclosed GREEN proxy card in the provided postage-paid envelope in sufficient time to be received by April 28, 2009.
If your LNB shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can sign a request with respect to your shares. Accordingly, please contact the person responsible for your account and give him or her instructions for a request to be signed representing your shares.
WHO TO CALL IF YOU HAVE ANY QUESTIONS
If you have any questions or require any assistance, please contact me or my proxy solicitor, D.F. King & Co., at the following:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Shareholders call toll free: 800-549-6746
Banks and Brokers call collect: 212-269-5550
Fax: 212-809-8839

Richard M. Osborne
8500 Station Street, Suite 113
Mentor, OH 44060
Phone: 440-951-1111
Fax: 440-255-8645
Thank you for your continued support.
Respectfully Submitted,
Richard M. Osborne
March [___], 2009

ANNEX A
Additional Information Regarding the Participants
The following table sets forth information regarding the holdings of LNB’s shares by Mr. Osborne, as of March 10, 2009.

	Shares Participant Holds or May	Percent of
Participant and Address	Be Deemed to Hold Beneficially	Class [1]
Richard M. Osborne 8500 Station Street, Suite 113 Mentor, Ohio 44060	284,600[2]	3.9%

1	Based on the number of shares outstanding as reported in LNB’s Annual Report on Form 10-K for the period ended December 31, 2008.

2	Includes 200,100 shares held by the Richard M. Osborne Trust of which Mr. Osborne is the sole Trustee and 84,500 shares held by OsAir, Inc. of which Mr. Osborne is the majority shareholder, President and Chief Executive Officer.
AMG Investments, LLC, a company partly owned by Mr. Osborne, distributed LNB shares held by it on a pro rata basis to its members on February 15, 2008 and May 7, 2008. These distributions to the Richard M. Osborne Trust totaled 200,000 shares (90,000 shares on February 15 and 110,000 on May 7). The following table sets forth purchases of shares by OsAir during the past two years. None of Mr. Osborne, the Trust or OsAir sold any common stock of LNB during the past two years.

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/14/2009	70,000	$6.60
1/22/2009	5,000	$6.00
2/03/2009	600	$5.05
2/04/2009	8,900	$5.15

A-I

ANNEX B
Security Ownership of Management and Principal
Shareholders
Based on LNB’s preliminary proxy statement filed with the SEC on March 17, 2009, the following tables set forth the beneficial ownership of LNB’s shares by each of LNB’s directors and named executive officers, each person known to be the beneficial owner of more than 5% of outstanding shares of LNB’s and the directors and executive officers as a group, as of March 10, 2009. While Mr. Osborne does not have any knowledge that would indicate that any statement contained in this Annex B is untrue, he takes no responsibility for the accuracy or completeness of such information, or for any failure by LNB to disclose events that may affect the significance or accuracy of this information.

	Common
	Shares
	Beneficially		Percentage of
Name of Beneficial Owner	Owned (1)		Class
Daniel P. Batista	31,639		*
Paul A. Campagna	5,513	[2]	*
Robert M. Campana	18,720	[3]	*
Sharon L. Churchill	1,496	[4]	*
J. Martin Erbaugh	103,049		1.41%
Terry D. Goode	67,000	[5]	*
David S. Harnett	14,883	[6]
James R. Herrick	8,427	[7]	*
Lee C. Howley	16,650	[8]	*
James F. Kidd	80,530		1.10%
Daniel E. Klimas	105,120	[9]	1.44%
Daniel G. Merkel	1,510	[10]	*
Benjamin G. Norton	154,626	[11]	2.12%
Thomas P. Perciak	9,166		*
Jeffrey F. Riddell	116,921	[12]	1.61%
John W. Schaeffer, M.D.	16,380	[13]	*
Frank A. Soltis	6,534	[14]	*
Donald F. Zwilling	6,657	[15]	*
All Directors and Executive Officers as a Group (18 in group)	766,736		10.51%

*	Ownership is less than 1% of the class.

B-I

(1)	Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the common shares reported.

(2)	Includes 2,060 shares beneficially owned by Paul A. Campagna, held in the Corporation’s 401(k) plan subject to shared voting and investment power.

(3)	Includes 18,720 common shares beneficially owned by Robert M. Campana, subject to shared voting and investment power with his spouse.

(4)	Includes 833 common shares beneficially owned by Sharon L. Churchill subject to unexercised stock options which are vested and exercisable.

(5)	Includes 18,697 common shares beneficially owned by Terry D. Goode, subject to shared voting and investment power with his spouse.

(6)	Includes 14,167 common shares beneficially owned by David S. Harnett subject to unexercised stock options which are vested and exercisable.

(7)	Includes 8,000 common shares beneficially owned by James R. Herrick in his company’s 401(k) subject to shared voting and investment power.

(8)	Includes 5,530 common shares beneficially owned by Lee C. Howley and held by a partnership of which Mr. Howley is a partner and which are subject to shared voting and investment power.

(9)	Includes 96,666 common shares beneficially owned by Daniel E. Klimas subject to unexercised stock options which are vested and exercisable.

(10)	Common Shares beneficially owned by Daniel G. Merkel, subject to shared voting and investment power with his spouse.

(11)	Includes 73,809 common shares beneficially owned by Benjamin C. Norton, held in a trust for the benefit of Mr. Norton’s spouse and subject to shared voting and investment power.

(12)	Includes 31,663 shares beneficially owned by Jeffrey F. Riddell which are held in a trust for the benefit of Mr. Riddell.

(13)	Includes 7,091 common shares beneficially owned by John W. Schaeffer, M.D., held by his spouse and subject to shared voting and investment power.

(14)	Includes 3,333 common shares beneficially owned by Frank A. Soltis which are subject to unexercised stock options which are vested and exercisable.

(15)	Includes 1,009 common shares beneficially owned by Donald F. Zwilling which are held in a trust for the benefit of his spouse and subject to shared voting and investment power.

B-II

Based on LNB’s preliminary proxy statement filed with the SEC, as of March 17, 2009, no person was known to be the beneficial owners of more than 5% of the outstanding common shares of LNB, except as follows:

	Common
	Shares
	Beneficially	Percentage of
Name and Address of Beneficial Owner	Owned	Class
The Lorain National Bank	395,792 [1]	5.43%
457 Broadway
Lorain, OH 44052

(1)	These common shares are held in various fiduciary capacities in the ordinary course of business under numerous trust relationships by The Lorain National Bank. As fiduciary, The Lorain National Bank has sole power to dispose of 131,672 of these common shares, shared power to dispose of 264,120 of these common shares, sole power to vote 31,659 of these common shares, and shared power to vote -0- of these common shares, for a total of 395,792 of the outstanding common shares of LNB.

B-III

Proxy Card for Annual Meeting
of Shareholders of LNB Bancorp, Inc.
Scheduled for April 28, 2009
THIS PROXY IS SOLICITED BY RICHARD M. OSBORNE
The undersigned hereby appoints Richard M. Osborne or Thomas J. Smith, or either of them, with full power of substitution, as proxies to vote, for and in the name of the undersigned, all shares of common stock of LNB Bancorp, Inc. that the undersigned is entitled to vote at the Annual Meeting of Shareholders of LNB Bancorp, Inc. scheduled for April 28, 2009 at 10:00 a.m. local time at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052, and at any adjournments or postponements of the meeting. This proxy will be voted in accordance with your instructions specified below. If you do not give any specific instructions, this proxy will be voted FOR the election of my nominees in proposal 1, AGAINST proposal 1 and FOR proposals 3 and 4. In addition, the proxies are authorized to vote in their discretion on any other matters that may properly come before the Annual Meeting.
PLEASE MARK YOUR CHOICE LIKE THIS ☒ IN BLUE OR BLACK INK.
I STRONGLY RECOMMEND A VOTE “FOR” MY DIRECTOR NOMINEES:
1.	To elect Richard M. Osborne and Thomas J. Smith to the board;

FOR ☐ WITHHELD ☐

FOR, EXCEPT WITHHELD FROM THE FOLLOWING NOMINEE: ☐

I intend to use this proxy to vote for persons who have been nominated by LNB to serve as a director, other than LNB’s nominees noted below. You should refer to LNB’s proxy statement and form of proxy distributed by LNB for the names, backgrounds, qualifications and other information concerning their nominees. I am NOT seeking authority to vote for and will NOT exercise any authority for Daniel E. Klimas and John W. Schaeffer, two of LNB’s nominees. There is no assurance that LNB’s other nominees, J. Martin Erbaugh, Jeffrey F. Riddell and Lee C. Howley, will serve if elected with my nominees, me and Mr. Smith. You may withhold authority to vote for an additional LNB nominee, by writing the name of LNB’s nominee in the following space below:
FOR, EXCEPT WITHHELD FROM THE FOLLOWING NOMINEE: ☐

I STRONGLY RECOMMEND A VOTE “AGAINST” PROPOSAL 2:
2.	To provide advisory approval of LNB’s executive compensation program.
FOR    ☐                      AGAINST    ☐                      ABSTAIN    ☐
I STRONGLY RECOMMEND A VOTE “FOR” PROPOSALS 3 and 4:
3.	To approve a shareholder proposal to declassify LNB’s board of directors;
FOR    ☐                      AGAINST    ☐                      ABSTAIN    ☐
4.	To approve a shareholder proposal regarding share ownership guidelines for LNB’s president and chief executive officer;
FOR    ☐                      AGAINST    ☐                      ABSTAIN    ☐
This proxy card revokes all proxies previously given by the undersigned.

Please sign exactly as your name appears on this proxy card. All joint owners should sign. If you are signing in a fiduciary capacity or as a corporate officer, please also provide your full title.

Date , 2009	Signature

Signature if held jointly

Title, if applicable